
THE CHINA FUND, INC. (CHN)



Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$ 30.58
Market price	US$ 33.40
Premium/(discount)	9.22%
Fund size	US$443.3m

Source: State Street Corporation

At 30 April 2006   US$ returns

	China Fund NAV %	MSCI Golden Dragon* %
One month	7.8	7.4
Year to date	31.8	16.5
One year	32.7	31.0
Three years %pa	33.7	32.0

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.

_____

*Source for index data: MSCI.

MANAGER'S COMMENTARY

"Excessively rapid". That was how Chairman Hu described the growth of China's economy during the first quarter. China's Gross Domestic Product (GDP) grew at an annualized 10.2% during the first three months of the year. The value of the Renminbi-denominated loans made by China's banks in the first quarter jumped by 70% (year-on-year), thereby exceeding 50% of the government's full year target. Export growth in March of over 28% (year-on-year) resulted in a monthly trade surplus of US$11.2 billion, and — at US$875 billion — China's foreign exchange reserves are 33% higher year-on-year. The rise in China's stockmarkets in April might also be described as being "excessively rapid". Two recent laggards — Taiwan and the A-share market — took the lead this time. The Hang Seng and H-share indices also did well, but finished off from their highs, as investors anticipated government measures to cool the economy.

A small rise in interest rates, which increased the benchmark for one-year lending by 27 basis points to 5.85%, held markets back for all of 45 minutes. Deposit rates were left unchanged. It should be remembered that, in China, loan and deposit rates are still set by the government and not by the banks, who are therefore not yet able to compete on price or effectively to price risk. Most commentators interpreted this move as being good for bank margins, widening interest spreads yet further. In contrast, the message to the poor saver would seem to be that there is no point in keeping your money in the bank — far batter instead to plough it into local property or stocks. I am not sure that this is exactly the message that the Chairman wanted to transmit.

But while the government is depriving consumers of a decent return on their savings, it is simultaneously protecting them from the real costs of gasoline, electricity and water, despite having included resource conservation as one of the main aims of its new five-year plan. The Chairman's visit to the US appeared to pass relatively uneventfully; I am told that there were protests and diplomatic gaffes, but these only appeared as blanks on my CNN breakfast news program. When it comes to issues of bank reform and energy conservation, it appears as though Hu is on first base.

The CSRC, China's equivalent of the SEC, had a busy month, announcing plans to allow Initial Public Offerings (IPOs) and share issues in the A-share market to recommence, as well as regulations to allow qualified domestic institutional investors (QDII) to invest abroad. This made commentators in Hong Kong terribly excited, but because most of the QDII will be limited to investing in bonds, and investment in foreign equity will be restricted to investors with available foreign currency and special permission, the end result seems sure to disappoint.

Meanwhile, many companies listed in Hong Kong took the opportunity presented by frothy markets to place shares. Initial public offerings by some strictly "so-so" companies (Dalian Port, Prime Machinery) were rapturously received, with issues being hundreds of times oversubscribed. The Fund sold its allotment of 170,000 shares of Dalian Port on the first day of trading for HK$4.20, up 64% from their IPO price, for a grand profit of US$34,845.

This month, the lucky investing public will be given the chance to spend up to US$8billion in exchange for a small interest in another large state-owned bank — the Bank of China. But they shouldn't spend all their savings at once — the Industrial & Commercial Bank of China will be looking for US$15 billion in a few months time. But it is only when Agricultural Bank of China comes to market that you will know that the proverbial fat lady has sung.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 98.6% invested, with holdings in 71 companies, of which 3 are unlisted. The Fund's exposure to the A-share market — uniquely amongst NYSE-listed China funds — is 17.9%. We have also recently been increasing our weighting in the laggard Taiwan market — it is now 20.7% of the fund.

During the month, we took profits on two high-flyers (Ports Design and Hunan Non-Ferrous Metal) reflecting our nervousness on consumer names in the Hong Kong market. In the A-share market, we added a holding in the utility Huaneng, whose A-share is trading at a large discount to its H-share. We also added a holding in laggard Shanghai International Airport, which reported 24% growth in traffic in the first quarter. We also invested in transformer manufacturer Baoding Tianwei Baobian, whose subsidiary is the first and largest producer of photovoltaic cells in China. In Taiwan we added a holding in solder specialist Shenmao.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The recent increase in interest rates will not have a negative impact on the private equity market, which depends more on the long-term outlook for the economy than on short-term cyclical factors. We are still seeing buoyant deal making and are currently working on a number of transactions in the education, information and healthcare areas.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$ 484.1m
Shares outstanding	14,496,220
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	44.3%
■ Hong Kong 'H' shares	8.2%
■ Taiwan	20.7%
■ Singapore	1.8%
■ United States 'N' shares	2.2%
■ 'A' share access product	17.9%
■ Direct	3.5%
■ Other assets & liabilities	1.4%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Information technology	15.8%	26.4%
Industrials	15.2%	10.3%
Consumer discretionary	12.9%	6.0%
Financials	12.5%	30.3%
Materials	9.9%	6.6%
Energy	9.6%	6.8%
Consumer staples	7.4%	1.1%
Utilities	6.3%	4.6%
Healthcare	4.5%	—
Telecommunications	3.6%	7.9%
Index fund	0.9%	—
Other assets & liabilities	1.4%	—
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE   (US$ RETURNS)

	NAV %	Market price %
One month	7.8	17.3
Year to date	31.8	44.1
Three years %pa	33.7	39.7

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (3.5%)

CDW Holdings Ltd	Information technology	2.0%
Global e Business	Information technology	0.7%
Captive Finance	Financials	0.7%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (42.0%)

Chaoda Modern Agriculture	Consumer staples	5.4%
China Life Insurance	Financials	4.1%

Zijin Mining	Materials	3.9%
Shanghai Zhenhua Port Machinery	Industrials	3.1%
Tripod Technology	Information technology	2.8%
Cathay Financial	Financials	2.7%
Shanghai International Airport	Industrials	2.7%
Golden Meditech	Healthcare	2.4%
TPV Technology	Industrials	2.4%
Xinao Gas	Utilities	2.4%
Merry Electronics	Consumer discretionary	2.4%
Anhui Expressway	Utilities	2.0%
Solomon Systech	Information technology	2.0%
China Shenhua Energy	Energy	1.9%
Bio-Treat Technology	Utilities	1.8%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   **(US$ RETURNS)**

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**7.8**	**19.2**	**31.8**	**32.7**	**33.7**	**22.8**	**9.9**
MSCI Golden Dragon	7.4	9.5	16.5	31.0	32.0	10.0	n/a
Hang Seng Chinese Enterprise	2.0	8.9	28.2	47.6	46.1	27.2	n/a
Shanghai Stock Exchange 180	11.3	16.1	26.2	28.0	(1.0)	n/a	n/a

Past performance is not a guide to future returns.

Source: State Street Corporation. Launch date 10 July 1992. Three year, five year and since launch returns are all annualised.

Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2006 Bloomberg LP for the Hang Seng Chinese Enterprise and the Shanghai Stock Exchange 180. For a full description of each Index please see the final page of this document.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of 30 April 2006.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of 30 April 2006.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total	**0.91**	**0.61**	**0.09**	**0.08**	**0.50**	**0.08**	**0.11**	**0.00**	**0.13**	**0.21**	**1.78**	**3.58**	**2.51**
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20	0.22
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27	2.29
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11	0.00

Past performance is not a guide to future returns.
Source: State Street Corporation.

THE PORTFOLIO — IN FULL

AT 30 APRIL 2006

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**44.3%**
Chaoda Modern Agriculture	682 HK	HK$5.4	34,089,900	23,743,312	5.4%
China Life Insurance	2628 HK	HK$10.5	13,497,000	18,278,829	4.1%
Zijin Mining	2899 HK	HK$4.4	30,662,000	17,203,292	3.9%
Golden Meditech	8180 HK	HK$2.4	35,040,000	10,846,688	2.4%
TPV Technology	903 HK	HK$8.4	9,968,000	10,799,636	2.4%
Xinao Gas	2688 HK	HK$7.2	11,560,000	10,660,699	2.4%
Solomon Systech	2878 HK	HK$3.5	19,892,000	8,851,551	2.0%
Agile Property	3383 HK	HK$6.0	10,292,000	7,898,390	1.8%
Shangri-La Asia	0069 HK	HK$13.8	4,318,000	7,657,855	1.7%
China Netcom	906 HK	HK$14.2	4,078,000	7,442,614	1.7%
China Shineway Pharmaceutical	2877 HK	HK$6.4	7,615,000	6,285,961	1.4%
Ports Design	589 HK	HK$12.3	3,956,500	6,251,282	1.4%
China Fire Safety	8201 HK	HK$0.9	50,380,000	6,173,104	1.4%
Lenovo	992 HK	HK$2.9	15,858,000	5,931,550	1.3%
Comba Telecom Systems	2342 HK	HK$2.6	16,118,000	5,301,187	1.2%
China Travel	0308 HK	HK$2.2	15,142,000	4,247,803	1.0%
Asia Aluminium	930 HK	HK$1.4	23,250,000	4,228,281	0.9%
Li Ning	2331 HK	HK$8.7	3,726,000	4,181,036	0.9%
China Ting	3398 HK	HK$2.2	13,148,000	3,688,423	0.8%
Digital China	861 HK	HK$2.6	10,692,000	3,585,536	0.8%
Parkson Retail	3368 HK	HK$25.4	1,080,500	3,539,813	0.8%
Ocean Grand Chemicals	2882 HK	HK$1.6	17,379,000	3,496,803	0.8%
China Rare Earth	769 HK	HK$1.8	15,254,000	3,443,052	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.7	32,780,000	2,875,012	0.6%
Fountain Set	420 HK	HK$3.1	6,714,000	2,684,509	0.6%
China Insurance International	966 HK	HK$4.2	4,026,000	2,180,946	0.5%
Sinochem Hong Kong	297 HK	HK$3.3	5,000,000	2,112,045	0.5%
Asia Zirconium	395 HK	HK$1.0	13,196,000	1,702,018	0.4%
Beiren Printing Machinery	187 HK	HK$1.6	7,000,000	1,480,688	0.3%
Arcontech	8097 HK	HK$0.1	18,386,000	237,142	0.1%
Hong Kong 'H' shares					**8.2%**
Anhui Expressway	995 HK	HK$5.7	12,406,000	9,040,700	2.0%
China Shenhua Energy	1088 HK	HK$14.1	4,536,500	8,220,894	1.9%
BYD	1211 HK	HK$15.7	3,225,000	6,509,773	1.5%
China Oilfield Services	2883 HK	HK$4.3	9,546,000	5,325,119	1.2%
Sinotrans	598 HK	HK$2.7	11,134,000	3,841,464	0.9%
Lianhua Supermarket	980 HK	HK$9.1	2,859,000	3,337,218	0.7%
Taiwan					**20.7%**
Tripod Technology	3044 TT	NT$120.0	3,334,095	12,539,299	2.8%
Cathay Financial	2882 TT	NT$71.5	5,438,000	12,185,947	2.7%
Merry Electronics	2439 TT	NT$112.5	3,012,016	10,619,983	2.4%
Yuanta Core Pacific Securities	6004 TT	NT$24.4	8,983,000	6,869,502	1.5%
Advanced Semiconductor Engineering	2311 TT	NT$37.9	5,698,000	6,768,239	1.5%
Novatek Microelectronics	3034 TT	NT$190.0	920,000	5,478,422	1.2%
Premier Image Technology	2394 TT	NT$49.4	3,371,000	5,219,149	1.2%
Uni-President Enterprises	1216 TT	NT$24.1	6,729,000	5,072,005	1.1%
China Metal Products	1532 TT	NT$38.7	3,584,000	4,347,034	1.0%
ShenMao Technology	3305 TT	NT$129.0	948,000	3,832,764	0.9%
Taiwan Green Point	3007 TT	NT$92.2	1,286,783	3,718,350	0.8%
Data Systems Consulting	2447 TT	NT$26.3	4,362,043	3,588,668	0.8%
Radiant Opto-Electronics	6176 TT	NT$73.0	1,500,000	3,431,849	0.8%
Cheng Shin Rubber	2105 TT	NT$25.5	4,129,481	3,293,800	0.7%
Yieh United Steel	9957 TT	NT$9.8	9,483,000	2,912,634	0.7%
Taiwan FamilyMart	5903 TT	NT$50.5	1,645,592	2,604,519	0.6%
Singapore					**1.8%**
Bio-Treat Technology	BIOT SP	SG$1.3	9,799,000	8,181,328	1.8%

United States 'N' shares					**2.2%**
The9	NCTY US	US$30.0	184,861	5,543,981	1.3%
China Techfaith Wireless	CNFT US	US$13.6	233,338	3,175,730	0.7%
Chindex International	CHDX US	US$12.5	69,987	873,438	0.2%
'A' share access products					**17.9%**
Shanghai Zhenhua Port Machinery		US$2.0	6,609,826	13,503,875	3.1%
Shanghai International Airport		US$1.5	7,804,269	11,811,480	2.7%
Huaneng Power International		US$0.6	16,819,531	9,822,606	2.2%
China Petroleum & Chemical		US$0.8	12,555,997	9,504,890	2.1%
China Yangtze Power		US$0.8	7,577,738	6,130,390	1.4%
Baoding Tianwei Babian Electric		US$2.9	1,761,193	5,129,369	1.2%

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Qinghai Salt Lake Potash		US$2.1	2,396,122	5,065,402	1.1%
China Merchants Bank		US$0.9	5,290,408	4,745,496	1.1%
Xinjiang Tebian Electric		US$1.2	3,577,791	4,683,328	1.1%
iShares Asia Trust-FTSE/Xinhua		HK$56.3	580,000	4,207,967	1.0%
Youngor		US$0.5	7,562,730	3,766,240	0.9%
Direct					**3.5%**
CDW Holdings Ltd			60,000,000	8,728,653	2.0%
Global e Business			40,000	3,053,395	0.7%
Captive Finance			2,000,000	3,045,000	0.7%
teco Optronics			1,861,710	150,000	0.1%
Other assets & liabilities					**1.4%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organised in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Company Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel:(1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

MSCI Golden Dragon Index

The MSCI Golden Dragon is a free float-adjusted market capitalisation index that is designed to measure equity market performance in the China region. As of May 2005 the MSCI Golden Dragon Index consisted of the following country indices: China, Hong Kong and Taiwan.

Hang Seng China Enterprise Index

The Hang Seng China Enterprise Index is a capitalisation-weighted index comprised of state-owned Chinese companies (H-shares) listed on the Hong Kong Stock Exchange and included in HSMLCI index.

Shanghai Stock Exchange 180 Index

The Shanghai Stock Exchange 180 'A' Share Index is a capitalisation-weighted index. The index tracks the daily price performance of the 180 most representative 'A' share stocks listed on the Shanghai Stock Exchange.

➜ During the past 15 years, the PRC government has been reforming the economic and political systems of the PRC, and these reforms are expected to continue, as evidenced by the recently announced changes. The fund's operations and financial results could be adversely affected by adjustments in the PRC's state plans, political, economic and social conditions, changes in the policies of the PRC government such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions.

➜ PRC's disclosure and regulatory standards are in many respects less stringent than standards in certain OECD countries, and there may be less publicly available or less reliable information about PRC companies than is regularly published by or about companies from OECD countries.

➜ The Shanghai Stock Exchange and Shenzhen Stock Exchange have lower trading volumes than most OECD exchanges and the market capitalisations of listed companies are small compared to those on more developed exchanges in developed markets. The listed equity securities of many companies in the PRC are accordingly materially less liquid, subject to greater dealing spreads and experience materially greater volatility than those of OECD countries. These factors could negatively affect the Fund's NAV.

➜ The Fund invests primarily in securities denominated in other currencies but its NAV will be quoted in US dollars. Accordingly, a change in the value of such securities against US dollars will result in a corresponding change in the US dollar NAV.

➜ The marketability of quoted shares may be limited due to foreign investment restrictions, wide dealing spreads, exchange controls, foreign ownership restrictions, the restricted opening of stock exchanges and a narrow range of investors. Trading volume may be lower than on more developed stockmarkets, and equities are less liquid. Volatility of prices can also be greater than in more developed stockmarkets. The infrastructure for clearing, settlement and registration on the primary and secondary markets may be underdeveloped. Under certain circumstances, there may be delays in settling transactions in some of the markets.

➜ The value of the fund's investment in any Quota will be affected by taxation levied against the relevant QFIIs or in respect of investments held in the relevant Quotas. The PRC taxation regime that will apply to QFIIs and investments made in or through QFII quotas is not clear. The Investment Regulations are new and do not currently expressly contemplate the treatment of QFIIs and investment made through QFII Quotas.

➜ It should be noted that the position with regard to PRC taxation of the Company and its gains and profits remains unclear. Until such time as the PRC taxation position of the Company is clarified, the Company will process all subscription and redemption requests based upon provisional Net Asset Value calculations, determined without making any provision for PRC capital gains taxation, but with a provision for withholding tax of 10% on all dividend income received. The number of Ordinary shares allotted to any investor, and the final redemption price per share, will be recalculated upon the taxation position being clarified. The Company will require an indemnity in respect of such amount of any redemption proceeds as they consider prudent to allow for potential PRC taxation liabilities that may be included in the final Net Asset Value calculation.

In practice this means that, should any tax be payable retrospectively, the Company's Net Asset Value will be adjusted to the extent that existing shareholders are liable. All shareholders will be required to sign an indemnity prior to being permitted to redeem all or part of their shareholding to protect the Company and the existing shareholders. Any change to the withholding tax rate which is applied to the Company on an retrospective basis will result in an adjustment of the Net Asset Value of the Company for the benefit of, or if charged at a higher rate than the existing provision, detriment of existing shareholders.

Martin Currie Inc, registered in Scotland (no BR2575)

Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532
www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: (1) 212 258 1900 Fax: (1) 212 258 1919

Authorised and registered by the Financial Services Authority and incorporated with limited liability in New York, USA.